                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO

            Tender offer statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                 FOILMARK, INC.

                       (Name of Subject Company (issuer))

                             DUDLEY ACQUISITION INC.

                          a Wholly Owned Subsidiary of
                            ILLINOIS TOOL WORKS INC.

                      (Names of Filing Persons (offerors))

                     Common Stock, Par Value $.01 Per Share


                                    344185103
                                 (CUSIP Number)

                                Stewart S. Hudnut
              Senior Vice President, General Counsel and Secretary
                            Illinois Tool Works Inc.
                              3600 West Lake Avenue
                          Glenview, Illinois 60025-5811
                                 (847) 724-7500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                James T. Lidbury
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                          Chicago, Illinois 60603-3441
                                 (312) 782-0600

                            CALCULATION OF FILING FEE

================================================================================
    TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
       $51,468,758.00                                  $10,295.00
--------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $.01 per share (the "Shares") of Foilmark, Inc., a Delaware corporation (the "Company") at a price per Share of $6.36 in cash. As of April 10, 2001, based on the Company's representation of its capitalization, there were 8,092,572 Shares outstanding.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Shares proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $10,295.00

Form or Registration No.:  Schedule TO

Fling Party:               Illinois Tool Works Inc. and Dudley Acquisition Inc.

Date Filed:                April 20, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject   [ ] going-private transaction subject
       to Rule 14d-1.                         to Rule 13e-3.
   [ ] issuer tender offer subject to     [ ] amendment to Schedule 13D under
       Rule 13e-4.                            Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         Amendment No. 4 to Schedule TO

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on April 20, 2001 by Illinois Tool Works Inc., a Delaware corporation ("Parent"), and Dudley Acquisition Inc., a Delaware corporation ("Sub") and wholly owned subsidiary of Parent relating to the tender offer (the "Offer") by Sub to purchase all of the Shares at a price per Share of $6.36 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. Terms not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEM 11  ADDITIONAL INFORMATION

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

         "The Offer expired at 12:00 midnight, New York City time, on Thursday, May 17, 2001. Based upon information provided by the Depositary to Parent, as of May 17, 2001, a total of 7,940,375 Shares (including 4,593 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 97% of the outstanding Shares, have been validly tendered and not withdrawn pursuant to the Offer. Parent and Sub have accepted for prompt payment all Shares validly tendered pursuant to the Offer. On May 18, 2001, Parent issued a press release announcing the expiration of the Offer and the acceptance of all validly tendered Shares, a copy of which is attached hereto as Exhibit (a)(5)(iii) and is incorporated herein by reference."

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

"(a)(5)(iii)  Press Release issued by Parent, dated May 18, 2001."

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        DUDLEY ACQUISITION INC.


                                        By:    /s/ STEWART S. HUDNUT
                                               ---------------------------------
                                        Name:  Stewart S. Hudnut
                                               ---------------------------------
                                        Title: VICE PRESIDENT AND SECRETARY
                                               ---------------------------------



                                        ILLINOIS TOOL WORKS INC.


                                        By:    /s/ STEWART S. HUDNUT
                                               ---------------------------------
                                        Name:  Stewart S. Hudnut
                                               ---------------------------------
                                        Title: SENIOR VICE PRESIDENT, GENERAL
                                               COUNSEL AND SECRETARY
                                               ---------------------------------





Dated: May 18, 2001

                                  EXHIBIT INDEX

(a)(5)(iii)  Press Release issued by Parent, dated May 18, 2001.